SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. ___)

iDcentrix, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

451526107

(CUSIP Number)

Kurt Loewen
2nd Floor, 157 Chadwick Court
North Vancouver, British Columbia  V7M 3K2
Telephone:  (604) 904-2328

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

Page 2 of 6 Pages
1)           Names of Reporting Persons

Fortress Paper Ltd.

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3)           SEC Use Only

4)	Source of Funds	OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6)           Citizenship or Place of Organization  British Columbia

Number of                                                      (7)  Sole Voting Power                                                                10,000,000

Shares Beneficially                                       (8)  Shared Voting Power                                                           0
Owned by
Each Reporting                                             (9)  Sole Dispositive Power                                                       10,000,000
Person
With                                                             (10) Shared Dispositive Power                                                    0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,000,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)	Percent of Class Represented by Amount in Row (11)	31.5%

14)	Type of Reporting Person	CO

Page 3 of 6 Pages

ITEM 1.                      SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares (the "Shares") of iDcentrix, Inc. (formerly, Sterling Gold Corp.) ("iDcentrix"), a corporation organized under the laws of Nevada, and having a principal executive office at 2101 Rosecrans Avenue, Suite 4240, El Segundo, California 90245.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed by Fortress Paper Ltd. ("Fortress Paper"), a corporation organized under the laws of British Columbia, Canada, having a principal executive office at 2nd Floor, 157 Chadwick Court, North Vancouver, British Columbia V7M 3K2.  Fortress Paper is an international producer of security and other speciality papers whose common shares are listed for trading on the Toronto Stock Exchange.

The following table lists the names, citizenships, addresses and principal occupations of the executive officers and directors of Fortress Paper:

Name	Residence or Business Address	Principal Occupation	Citizenship

Chadwick Wasilenkoff	2nd Floor, 157 Chadwick Court, North Vancouver, British Columbia V7M 3K2	Chief Executive Officer and President of Fortress Paper	Canadian

Dr. Alfonso Ciotola	2nd Floor, 157 Chadwick Court, North Vancouver, British Columbia V7M 3K2	Chief Operating Officer of Fortress Paper	Italian

Erich Sulser	2nd Floor, 157 Chadwick Court, North Vancouver, British Columbia V7M 3K2	Chief Financial Officer of Fortress Paper	Swiss

Kurt Loewen	2nd Floor, 157 Chadwick Court, North Vancouver, British Columbia V7M 3K2	Controller and Secretary of Fortress Paper	Canadian

Jimmy S.H. Lee	14900 Interurban Avenue South Suite 282 Seattle, Washington 98168	Chairman, Chief Executive Officer and President of Mercer International Inc.	Canadian

Per Gundersby	Christiersvagen 4 10900 Hango, Finland	Business consultant and corporate director	Swedish

Armin Martens	300-360 Main Street Winnipeg, Manitoba R3C 3Z3	Chief Executive Officer, President and a trustee of Artis Real Estate Investment Trust	Canadian and German

Richard O'C. Whittall	310-601 Cordova Street West Vancouver, British Columbia V6B 1G1	President of Watershed Capital Partners Inc.	Canadian

Page 4 of 6 Pages

During the last five years, Fortress Paper nor, to its knowledge, any of the directors or executive officers of Fortress Paper, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In April 2007, IDCX Co. ("IDCX"), which was formed in Delaware in 2007 and became a wholly-owned subsidiary of iDcentrix on January 31, 2008, and Fortress Paper entered into a sub-license agreement to grant IDCX the exclusive rights to use and exploit Landqart AG's (a wholly-owned subsidiary of Fortress Paper) LQard® I and II technology (the "LQard Technology") in Canada (the "First Sub-License Agreement") in consideration for 3,500,000 shares of IDCX.  In January 2008, IDCX entered into a second sub-license agreement (the "Second Sub-License Agreement") with Fortress Paper to sub-license the exclusive right to use and exploit, within the United States and Mexico, the LQard Technology and all associated data, trade secrets, etc., as well as to use any equipment required to manufacture and use the LQard Technology.  In addition, the Second Sub-License Agreement granted IDCX the non-exclusive, non-transferable right and sublicense to use and exploit worldwide, excluding Canada, the United States, Mexico, Switzerland and Africa, the LQard Technology and all associated data, trade secrets, etc., as well as to use any equipment required to manufacture and use the LQard Technology.  In consideration for the sub-licenses granted in the Second Sub-License Agreement, Fortress Paper was issued an additional 6,500,000 shares of IDCX.  On January 31, 2008, the aggregate of 10,000,000 shares of IDCX issued to Fortress Paper pursuant to the First Sub-License Agreement and the Second Sub-License Agreement were exchanged for an equal number of Shares of iDcentrix pursuant to a share exchange agreement (the "Exchange Agreement") between IDCX and iDcentrix whereby each Share of IDCX was exchanged for one Share of iDcentrix.

ITEM 4.	PURPOSE OF TRANSACTION.

In April 2007, IDCX and Fortress Paper entered into the First Sub-License Agreement pursuant to which IDCX was granted the exclusive rights to use and exploit the LQard Technology in Canada in consideration for 3,500,000 shares of IDCX.  In January 2008, IDCX entered into the Second Sub-License Agreement with Fortress Paper to sub-license the exclusive right to use and exploit, within the United States and Mexico, the LQard Technology and all associated data, trade secrets, etc., as well as to use any equipment required to manufacture and use the LQard Technology.  In addition, the Second Sub-License Agreement granted IDCX the non-exclusive, non-transferable right and sublicense to use and exploit worldwide, excluding Canada, the United States, Mexico, Switzerland and Africa, the LQard Technology and all associated data, trade secrets, etc., as well as to use any equipment required to manufacture and use the LQard Technology.  In consideration for the sub-licenses granted in the Second Sub-License Agreement, iDcentrix issued Fortress Paper an additional 6,500,000 shares of IDCX.  The aggregate of 10,000,000 shares of IDCX issued to Fortress Paper pursuant to the First Sub-License Agreement and the Second Sub-License Agreement were exchanged for an equal number of Shares of iDcentrix pursuant to the Exchange Agreement between IDCX and iDcentrix whereby each share of IDCX was exchanged for one Share of iDcentrix.

Page 5 of 6 Pages

Fortress Paper does not have, as at the date hereof, any plans or proposals which relate to or would result in:  (a) the acquisition of any additional securities of iDcentrix or the disposition of securities of iDcentrix; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving iDcentrix or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of iDcentrix or any of its subsidiaries; (d) any change in the present board of directors or management of iDcentrix, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board; (e) any material change in the present capitalization or dividend  policy of iDcentrix; (f) any other material change in iDcentrix's business or corporate structure; (g) changes to iDcentrix's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of iDcentrix by any person; (h) causing a class of securities of iDcentrix to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of iDcentrix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.  Fortress Paper may pursue one or more of such transactions or other transactions in the future depending on a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares of iDcentrix, the financial condition, results of operations and prospects of iDcentrix and general economic, financial market and industry conditions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The response of Fortress Paper in Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

There have been no transactions in the class of securities reported on herein that were effected during the past sixty days by Fortress Paper.

Fortress Paper knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by Fortress Paper.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Second Sub-License Agreement, iDcentrix also signed a registration rights agreement with Fortress Paper.  Under the terms of the registration rights agreement, iDcentrix is required to register Fortress Paper's Shares of iDcentrix in 2,500,000 increments, with (a) the registration statement for the initial tranche required to be filed no later than ninety (90) days subsequent to the effective date of the Exchange Agreement, and (b) the effective date of such filed registration statement to be no later than one hundred eighty (180) days subsequent to the effective date of the Exchange Agreement.  Additionally, Fortress Paper is permitted to request future registrations for its remaining shares in 2,500,000 share tranches on each anniversary relative to the initial registered tranche.

Pursuant to the registration rights agreement, iDcentrix filed a Form S-1 registration statement with the United States Securities and Exchange Commission (the "SEC") on May 15, 2008, and filed an amendment to the Form S-1 registration statement with the SEC on July 17, 2008. The registration statement has not yet been approved by the SEC and the effective date of the registration statement has not yet been determined.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule 13D is dated August 1, 2008.

FORTRESS PAPER LTD. Per: /s/ Kurt Loewen
Name: Kurt Loewen
Title: Secretary